

May 16, 2011

Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re: Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed April 28, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Please tell us why you believe it is appropriate to assume in the table that 500,000 units will be sold pursuant to the directed share program and that the underwriters will not receive any discounts or commissions with respect to up to 500,000 units. Also, please provide us your analysis as to whether changes in the amount of shares sold in the directed offering could affect pro-rata amount held in trust for each shareholder or whether there would be at least $5,000,000 in the trust after the redemption threshold

Prospectus Summary, page 1

2.   We note your response to our prior comment 4 regarding the term "innovated public acquisition corporation," however, the sentence you added to the first paragraph does not appear to explain clearly in context what this term means and you do not appear to describe any unique features with this structure with the sentence you added. Further, it

is unclear why you continue to prominently disclose this term in the summary. Please revise accordingly.

3.   We note your response to prior comment 7. Please revise further to describe the ultimate liquidation of Columbus Acquisition that describe on page 96.

Effecting an Acquisition Transaction; Shareholder Redemption Rights, page 3

4.   We note your response to prior comment 13 that you cannot provide definitive guidance on which structure you will use and we note your revised disclosure on page 77. Please provide disclosure here similar to the revised disclosure on page 77 so that investors can understand how you will choose which structure you are likely to use in each circumstance. In addition, please describe the circumstances under Delaware law in which you might need to obtain shareholder approval.

Pre Acquisition Tender Offer, page 5

5.   We note your response to our prior comment number 14; please revise to clearly state that you may lower the redemption threshold, if true.

Post Acquisition Tender Offer, page 5

6.   We note your response to prior comment 17 and your disclosure on page 6 where you state that the exchange may be on a one-for-one basis, or at other exchange ratios to be negotiated with the individual shareholders. Please revise your disclosure to clearly state that such negotiated ratios would mean that exchanging shareholders could receive a greater number of series C shares and that other shareholders would not receive.

7.   Please expand your disclosure in response to prior comment 18 to explain your methodology of how you intend to approach your large accredited holders. For example, will you seek out your largest holders first, or will you only seek out enough to meet a potential threshold?

8.   Please tell us where you have documented the requirement that you will liquidate your trust account if you fail to commence your issuer tender offer within 30 days of consummating the transaction as you describe on page 6. It is unclear from Section (j) of your trust agreement whether the trustee needs a termination letter prior to distributing the trust in such a circumstance.

9.   We note your added disclosure that you will "release only to our public shareholders who have not previously waived their redemption rights a pro rata portion of the trust account." Please clarify, if true, that you are referring to series C holders and highlight how those holders will be treated financially in such a situation. For example, please disclose what they will receive in such a situation.

10.   We note your response to prior comment 19, yet the purpose of the automatic conversion to Series B remains unclear. We reissue the comment. Please clarify why you cannot complete the transaction by making the tender offer to the remaining Series A shareholders.

Trading Commencement and Separation, page 9

11.   We note your revised disclosure on page 10 regarding the prohibition on your ability to cancel the units. Please tell us where such restriction is documented.

Proposed OTCBB Symbols, page 13

12.   We note your response to prior comment 27. Please tell us where you have disclosed that you will be registering each series under the Exchange Act.

Our shareholders may be held liable for third parties' claims, page 29

13.   Please tell us why you have decided not to comply with the additional procedures and how this compares to other blank check companies have addressed this issue.

Management, page 94

14.   We reissue prior comment 57. Please state clearly for each director what specific experience, qualifications, attributes or skills led to the conclusion that the person should serve as a director in light of your business and structure.

Specific Potential Conflicts, page 98

15.   We note your response to prior comment 59. Please expand the appropriate risk factor to explain how this restriction can be eliminated.

Exhibit 5.1

16.   As the definition of Common Stock appears to be identical to the definition of Series A Shares it is unclear what securities paragraph number 4 is intended to cover. Please have your counsel revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Mitchell S. Nussbaum
                 Giovanni Caruso